

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Ben Kohn
Chief Executive Officer
PLBY Group, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

   Re: PLBY Group, Inc.
     Draft Registration Statement on Form S-1
     Submitted May 28, 2021
     CIK No. 0001803914

Dear Mr. Kohn:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at (202) 551-7127 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: W. Stuart Ogg